# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Ltd., CIK 0001715497
CUSIP: G1466R173
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: S.E. Pearman Building, 2nd Floor, 9 Par-la-ville Road, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001341004-20-000050
Filed by CIK 0001269094

## Reporting persons
- Folketrygdfondet: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage in Row 11 is based on 264,080,391 shares outstanding as of August 14, 2024, as reported on Form 6-K submitted by the Issuer to the Securities and Exchange Commission on August 15, 2024.

## Item 1. Issuer
Name of issuer: Borr Drilling Ltd.
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda

## Item 2. Person Filing
Name of person filing: Folketrygdfondet
Address of principal business office or, if none, residence:
Haakon VII's Gate 2
P.O. Box 1845 Vika
0123 Oslo
Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 Common Shares
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Folketrygdfondet: /s/ Christina Stray, General Counsel (02/06/2025)